SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                       For the quarter ended June 30, 2002

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

    (Indicate       by check mark whether the registrant files or will file
                    annual reports under cover Form 20F or Form 40F)

                           Form 20 F [X] Form 40 F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                                 Yes [ ] No [X]


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            NYMOX PHARMACEUTICAL CORPORATION
                                                      (Registrant)

Date:  August 15, 2002


                                            By:  /s/ Paul Averback
                                            --------------------------------
                                                     Paul Averback MD
                                                     President

                                     NYMOX

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biotechnology company with three unique proprietary products on the market, and a significant R&D pipeline of products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer's disease, an affliction of more than 15 million people around the world. Nymox developed and is currently offering its AlzheimAlert(TM) test, a urinary test that is the world's only accurate, non-invasive aid in the diagnosis of Alzheimer's disease. Nymox also developed and markets NicAlert(TM) and NicoMeter(TM), tests that use urine or saliva to detect use of tobacco products. Nymox also is developing treatments aimed at the causes of Alzheimer's disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer's disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert(TM) test and implicated in widespread brain cell death seen in Alzheimer's disease. Nymox is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli 0157:H7 contamination in meat and other food and drink products. Nymox is developing a novel treatment (NX-1207) for benign prostatic hyperplasia. Nymox also has several other drug candidates and diagnostic technologies in development.

Message to Shareholders
-----------------------
Nymox is pleased to present its results for the second quarter of 2002.

Nymox offers a proprietary product called AlzheimAlert(TM), which is a state of the art urine test designed to aid physicians in the diagnosis of Alzheimer's disease. AlzheimAlert(TM) is Nymox's unique patented urinary test for neural thread protein, a key protein involved in the Alzheimer's disease process. We are in the early stages of making the tests available to doctors throughout the U.S. through a medical field force of over 60 medical representatives. The test costs $295 and is performed by the company's clinical reference laboratory in New Jersey.

On April 2, Nymox announced that the company anticipates a positive impact from the recently reported change in Medicare policy to authorize coverage for the treatment of Alzheimer's disease. The change was first reported in a front page story in the Sunday (March 31) New York Times. Diseases which are covered under Medicare need to be optimally diagnosed. The same holds true for Alzheimer's disease, but poses considerable problems, which may be alleviated by the use of AlzheimAlert(TM).

On April 16, Nymox announced the publication of a large new national clinical study in Alzheimer's Reports, a peer-reviewed medical journal, providing further confirmation of the accuracy and efficacy of the company's AlzheimAlert(TM) urinary test. The article contains the results of a successful double-blind study involving Alzheimer's disease patients and controls totaling 139 participants from across the U.S. Each patient received an AlzheimAlert(TM) test, and their clinical evolution was subsequently followed by their physician. The AlzheimAlert(TM) test results were independently documented and compared with the diagnosis after up to a year's follow-up. The results demonstrated again the high accuracy and usefulness for the AlzheimAlert(TM) test as an aid to physicians. The findings also confirmed that later stage Alzheimer cases had higher levels on their AlzheimAlert(TM) tests than earlier stage cases. The study was co-authored by Dr. Suzanna Levy of Mount Sinai School of Medicine, New York; Dr. Robert Rush of Bendiner Schlesinger, New York; and Nymox scientists.

On May 7, scientists from Nymox presented new positive results from clinical studies of the Company's AlzheimAlert(TM) test at the 2002 Annual Scientific Meeting of the American Geriatrics Society in Washington DC. The studies demonstrated the accuracy of the AlzheimAlert(TM) test in real clinical situations. The studies showed that AlzheimAlert(TM) levels correlate with the stage of the patient's Alzheimer's disease: patients who had shown clinical signs of Alzheimer's disease for more than a year had significantly higher AlzheimAlert(TM) readings than patients with clinical signs of AD of less than a year, and significantly higher readings than age-matched normal controls. The AlzheimAlert(TM) test was performed on 144 cases of Alzheimer's Disease and non-Alzheimer control cases. All samples were tested in triplicate without knowledge of the clinical diagnosis. Patients with clinical Alzheimer's Disease and symptoms for over one year had average AlzheimAlert(TM) values of 34 units, significantly greater than patients with symptoms of under one year, who had an average value of 25.2 units, and controls (average 14.3 units).

Nymox also markets two other proprietary products; NicAlert(TM) and NicoMeter(TM), which are inexpensive, simple-to-use test strips used to determine whether a person is using tobacco products. NicAlert(TM) and NicoMeter(TM) can be applied to many situations such as athletic and school testing, insurance testing, workplace environment testing, research studies and smoking cessation. NicoMeter(TM) is used with urine and the new NicAlert(TM) is used for urine and saliva detection. Nymox provides NicAlert(TM) at $8 per test. The Company is currently negotiating a number of new marketing initiatives for NicAlert(TM). NicAlert(TM) and NicoMeter(TM) are currently being used in research programs into tobacco use and exposure across the U.S., and in Japan. The tests are a new improvement of a product, which has been used for many years by experts in the field at institutions such as the University of Texas, Brown University, and MD Anderson and by reference laboratories such as Smith Kline Beecham.

On April 4, Nymox announced that NicAlert(TM), the Company's one-step test for smoking and tobacco product exposure, can play a role in child custody cases where exposure to second-hand smoke or environmental tobacco smoke (ETS) can affect access, visitation and custody rights for smoking parents. In a recent, widely reported decision, New York Supreme Court Justice Robert F. Julian prohibited a mother from smoking in the presence of her 13 year old son because of the detrimental effect of second-hand smoke on the health of children in general. The decision was thought to be a first because, unlike earlier such decisions, the child did not have any pre-existing health condition such as asthma that could be exacerbated by exposure to second-hand smoke.

On April 18, Nymox announced that recently released statistics from the Centers for Disease Control and Prevention (CDC) on the premature deaths caused by smoking in the United States provide smokers with a powerful incentive to quit smoking. Nymox's NicAlert(TM) and NicoMeter(TM) tests for smoking and tobacco product exposure can be of value to smokers willing to quit. The CDC report entitled "Annual Smoking-Attributable Mortality, Years of Potential Life Lost, and Economic Costs -- United States, 1995-1999" (Morbidity and Mortality Weekly Report (MMWR), 51(14): 300-303, April 12, 2002) estimated that smoking caused over 440,000 premature deaths annually from 1995 through 1999 in the United States. The report put the annual health-related economic loss caused by smoking at approximately $157 billion a year. The report reiterated the CDC's long-standing recommendation of the implementation of comprehensive tobacco-control programs in order to reduce smoking and its grim consequences.

According to a University of Massachusetts Medical School study in the April 2002 issue of the Archives of Pediatric & Adolescent Medicine (156: 397-403) even casual experimentation with cigarette smoking can quickly lead to addiction to cigarettes in teens. The 30 month study used a simple checklist about cigarette needs and cravings and about problems with quitting in order to measure tobacco dependency in 679 grade seven students (mean age 13). Almost half of the students in the study had tried smoking and about 14% were daily smokers. The study found that students giving even one affirmative answer on the ten point Hooked-On-Nicotine Checklist were at a very substantially greater risk to become daily smokers, showing how easily tobacco dependence can lead to addiction for teens.

The U.S. Surgeon General, the Centers for Disease Control and Prevention (CDC), the World Health Organization and many other public health organizations have targeted teenage tobacco use as a major preventable health risk. The large majority of long-term smokers become addicted to tobacco in their teens, only to face the health consequences later in life.

On May 22, Nymox announced that it had filed a 510(k) submission for its proprietary NicAlert(TM) test to the U.S. Food and Drug Administration (FDA).

During the year, we continued to make progress in our several major drug development programs. Nymox's R&D activities have been increasingly productive in the past year in generating patentable products and company patent applications. In the past eighteen months, the company and its affiliates have drafted, filed and prosecuted over fourteen U.S. patent applications, as well as a substantially larger number of foreign patent applications.

On April 5, Nymox announced that it had entered into a new sponsored research and licensing agreement with the Rhode Island Hospital Corporation at Brown University. The agreement concerns research in the laboratories of Jack R. Wands M.D. into novel cancer markers that have potential application both for the diagnosis and treatment of specific cancers. Dr. Wands is an internationally prominent medical researcher, particularly in the fields of gastroenterology and hepatology. He is the Jeffrey and Kimberly Greenberg - Artemis and Martha Joukowsky Professor in Gastroenterology and Professor of Medical Science at the Brown University School of Medicine and is the Director of the Liver Research Center and Director of the Division of Gastroenterology at Lifespan and Rhode Island Hospital. Dr. Wands is the author of more than 350 publications, the recipient of numerous national and international awards and an inventor of more than 30 patents.

On June 26, Nymox announced that it had filed an Investigational New Drug (IND) application with the FDA for the Company's prostate drug candidate NX-1207. NX-1207 is a prospective drug for the treatment of benign prostatic hyperplasia
(BPH), the common form of prostate
enlargement in the aging male population. NX1207 has shown excellent progress in the required pre-clinical studies. The Company is presently testing NX1207 for other possible indications, in addition to preparations for human testing of NX1207 for BPH.

On June 12, Nymox announced progress with one of its leading new Alzheimer drug candidates in pre-clinical laboratory studies. The Company's NXD-9062 works in animals by inhibiting cell damage similar to that found in Alzheimer's disease
(AD) brain. The drug candidate NXD-9062 has been extensively tested by Nymox scientists in laboratory and animal models where it has been safely tolerated and has been shown to have promise in limiting the damage. Nymox plans to finalize the steps to target NXD-9062 for regulatory review this year and initial human trials.

We wish to thank our over 4,000 shareholders for their valuable continued support. The Company welcomes the challenges ahead and Nymox is confident that it will continue to meet or surpass its important milestones.





Paul Averback MD - CEO & President
August 15, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview
The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Overview for a discussion of the Company's research and development projects and its product pipeline.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission ("SEC") released "Cautionary Advice Regarding Disclosure About Critical Accounting Policies". According to the SEC release, accounting policies are among the "most critical" if they are, in management's view, most important to the portrayal of the company's financial condition and most demanding on their calls for judgement.

Our accounting policies are described in the notes to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue. The Company derives its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

The Company currently markets AlzheimAlert(TM) as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert(TM) test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic products to customers under which it has a continuing obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets
---------------------------

The Company reviews the unamortized balance of intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

o Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
o      Significant negative industry or economic trends.

No impairment losses were recognized for the years ended December 31, 2001, 2000 and 1999.

Valuation of Future Income Tax Assets
-------------------------------------
Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $6.4 million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Revenues
--------
Revenues from sales amounted to $235,263 for the six months ended June 30, 2002, compared with $187,765 for the same period in 2001. In addition, there is $15,886 of deferred revenue, which will be recognized, in the next two quarters. The increase is principally attributable to higher sales volumes for both AlzheimAlert (increase 24%) and NicAlert/NicoMeter (increase 28%). Revenue from sales for the quarter amounted to $172,958 compared to $126,468 for the second quarter of 2001. Interest revenue was $3,772 for the six months ended June 30, 2002 compared to $11,559 for the same period in 2001, due to lower average cash balances.

Research and Development
------------------------
Research and development expenditures were $914,935 for the six months ended June 30, 2002, compared with $678,646 for the same period in 2001. The increase is attributable to higher spending in the development of products in the Company's pipeline. During the first six months of 2002, related research tax credits amounted to $9,789 compared to $3,551 for the same period in 2001.

Marketing Expenses
------------------
Marketing expenditures decreased to $141,002 for the six months ended June 30, 2002, in comparison to expenditures of $160,081 for the same period in 2001. The decrease is attributable to reduced costs relating to marketing agreements.

Administrative Expenses
-----------------------
General and administrative expenses amounted to $610,231 for the six months ended June 30, 2002, compared with $491,540 for the same period in 2001, principally due to write-offs of deferred share issuance costs ($70,796), as explained in note 2(b) of the interim consolidated financial statements, and increased professional fees (net increase $30,793)

Foreign Exchange
----------------
The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2002 expenses (75% in 2001) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company's results in 2002 or 2001.

Inflation
---------
The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments
---------------------
Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $14,414 per month and ongoing research funding payments to a U.S. medical facility totaling $770,750 over the next three years.

Results of Operations
---------------------
Net losses for the six month period ended June 30, 2002 were $1,726,595, or $0.08 per share, compared to $1,358,123, or $0.06 per share, for the same period in 2001. Net losses for the quarter ended June 30, 2002 were $843,578, or $0.04 per share, compared to $753,857, or $0.03 per share, for the same period in 2001. The weighted, fully diluted, average number of common shares outstanding for the period ending June 30, 2002 were 22,481,717 compared to 21,642,846 for the same period in 2001.

Financial Position

Liquidity and Capital Resources
-------------------------------
As of June 30, 2002, cash totaled $515,083 and receivables totaled $214,127. In November 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period commencing July 2000, when the initial draw-down was effected. As at December 31, 2001, four drawings have been made under this Share Purchase Agreement, for total proceeds of $1,436,364. Specifically, on August 16, 2000, 152,616 common shares were issued at a volume weighted average price of $3.2924 per share; on October 12, 2000, 137,889 common shares were issued at a volume weighted average price of $3.6261 per share, on February 7, 2001, 161,696 common shares were issued at a volume weighted average
price of $2.0240 and on May 31, 2001, 56,108 common shares were issued at a volume weighted average price of $1.9466. The Company intends to access financing under this agreement when appropriate to fund its research and development. At July 31, 2002, the Company has $3 million of financing available under this facility. The agreement expires in January, 2003.

The Company intends to raise additional capital in 2002 in order to pursue its development. To July 31, 2002, the Company completed four private placements and issued 445,074 common shares for total proceeds of $1,882,000. On January 24, 74,074 shares were issued at a price of $4.05 in a private placement for total proceeds of $300,000. On March 18, 195,000 shares were issued at a price of $4.20 in a private placement for total proceeds of $819,000. On June 18, 90,000 shares were issued at a price of $4.00 in a private placement for total proceeds of $360,000. On July 17, 86,000 shares were issued at a price of $4.68 in a private placement for total proceeds of $403,000. The Company believes that funds from operations as well as from existing equity facilities will be sufficient to meet the Company's cash requirements for the next twelve months.


      This message contains certain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Such factors are detailed from time to time in Nymox's filings with the Securities and Exchange Commission and other regulatory authorities.

kpmg







                 Consolidated Financial Statements of
                 (Unaudited)


                 NYMOX PHARMACEUTICAL
                 CORPORATION



                 Periods ended June 30, 2002, 2001 and 2000

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2002, 2001 and 2000




Financial Statements

     Consolidated Balance Sheets..........................................  1

     Consolidated Statements of Operations................................  2

     Consolidated Statements of Deficit...................................  3

     Consolidated Statements of Cash Flows................................  4

     Notes to Consolidated Financial Statements...........................  5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

June 30, 2002, with comparative figures as at December 31, 2001
(in US dollars)
-----------------------------------------------------------------------------------------
                                                           June 30,         December 31,
                                                               2002                 2001
-----------------------------------------------------------------------------------------
                                                        (Unaudited)            (Audited)
Assets

Current assets:
     Cash                                            $      515,083       $      488,987
     Accounts and other receivables                         173,829              122,459
     Research tax credits receivable                         40,298               30,509
     Inventory                                               88,430               17,567
     Prepaid expenses and deposits                           30,000               55,000
-----------------------------------------------------------------------------------------
                                                            847,640              714,522

Capital assets:
     Property and equipment                                 207,650              217,083
     Patents and intellectual property                    3,128,302            3,154,441
-----------------------------------------------------------------------------------------
                                                          3,335,952            3,371,524

Deferred share issuance costs                                35,399              106,195

-----------------------------------------------------------------------------------------
                                                     $    4,218,991       $    4,192,241
=========================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities        $      668,021       $      295,393
     Notes payable                                          364,517              396,775
     Deferred revenue                                        15,886               55,325
-----------------------------------------------------------------------------------------
                                                          1,048,424              747,493

Non-controlling interest                                    800,000              800,000

Shareholders' equity:
     Share capital and other:
         Share capital (note 2)                          26,891,075           25,376,557
         Warrants and options                               421,638              421,638
     Deficit                                            (24,942,146)         (23,153,447)
-----------------------------------------------------------------------------------------
                                                          2,370,567            2,644,748

Contingencies (note 5)
Subsequent event (note 6)
-----------------------------------------------------------------------------------------
                                                     $    4,218,991       $    4,192,241
=========================================================================================

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended June 30, 2002, 2001 and 2000
(in US dollars)
----------------------------------------------------------------------------------------------------------------
                                 Three months ended June 30,                  Six months ended June 30,
------------------------------------------------------------------   -------------------------------------------
                               2002          2001          2000            2002           2001           2000
----------------------------------------------------------------------------------------------------------------
Revenue:
     Sales              $    172,958  $    126,468  $     35,227      $  235,263   $    187,765   $     73,488
     Interest                  1,140         4,816        32,159           3,772         11,559         34,232
     Research contract            -         30,000            -               -          30,000             -
----------------------------------------------------------------------------------------------------------------
                             174,098       161,284        67,386         239,035        229,324        107,720

Expenses:
     Research and
       development           380,045       354,862       674,747         914,935        678,646      1,108,808
     Less investment tax
       credits                (3,908)       (2,191)       (4,115)         (9,789)        (3,551)        (7,653)
----------------------------------------------------------------------------------------------------------------
                             376,137       352,671       670,632         905,146        675,095      1,101,155

     General and
       administrative        413,983       339,406       509,356         610,231        491,540        817,743
     Marketing                56,520        82,103        75,399         141,002        160,081        139,715
     Cost of sales            99,405        41,975        21,863         119,006         65,328         43,725
     Depreciation and
       amortization           95,994        97,660        44,694         190,408        192,542         93,128
     Interest and bank
       charges                 8,537         1,326         1,018          32,737          2,861          2,850
----------------------------------------------------------------------------------------------------------------
                           1,050,576       915,141     1,322,962       1,998,530      1,587,447      2,198,316

Gain on disposal of
   capital assets             32,900            -             -           32,900             -              -

----------------------------------------------------------------------------------------------------------------
Net loss                $   (843,578)  $  (753,857) $ (1,255,576)  $  (1,726,595)  $ (1,358,123)  $ (2,090,596)
================================================================================================================


----------------------------------------------------------------------------------------------------------------
Loss per share (basic
   and diluted)         $      (0.04)  $     (0.03)  $     (0.06)   $      (0.08)   $     (0.06)   $     (0.10)
================================================================================================================


----------------------------------------------------------------------------------------------------------------
Weighted average
   number of common
   shares outstanding     22,581,750    21,758,020    20,858,422      22,481,717     21,642,846     20,582,761
================================================================================================================

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended June 30, 2002, 2001 and 2000
(in US dollars)
----------------------------------------------------------------------------------------------------------------------
                                    Three months ended June 30,                    Six months ended June 30,
----------------------------------------------------------------------  ----------------------------------------------
                               2002          2001             2000            2002           2001           2000
----------------------------------------------------------------------------------------------------------------------
Deficit, beginning of
   period               $  (24,051,464)   $(20,639,359)   $(16,743,820)   $ (23,153,447)  $(19,982,999)  $(15,605,816)

Net loss                      (843,578)       (753,857)     (1,255,576)      (1,726,595)    (1,358,123)    (2,090,596)

Share issue costs              (47,104)         (7,319)             -           (62,104)       (59,413)      (302,984)

----------------------------------------------------------------------------------------------------------------------
Deficit, end of
  period                $  (24,942,146)   $(21,400,535)   $(17,999,396)   $ (24,942,146)  $(21,400,535)  $(17,999,396)
======================================================================================================================


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended June 30, 2002, 2001 and 2000
(in US dollars)
-----------------------------------------------------------------------------------------------------------------
                                   Three months ended June 30,                 Six months ended June 30,
--------------------------------------------------------------------   ------------------------------------------
                                2002          2001          2000            2002           2001           2000
-----------------------------------------------------------------------------------------------------------------

Cash flows from operating
 activities:
     Net loss               $ (843,578)   $ (753,857) $ (1,255,576)  $  (1,726,595)  $ (1,358,123)  $ (2,090,596)
     Adjustments for:
         Depreciation and
           amortization         95,994        97,660        44,694         190,408        192,542         93,128
         Write-down of
           deferred share
           issue costs          35,398            -             -           70,796             -              -
         Services paid with
           common
           shares               32,420            -             -           32,420             -              -
         Gain on disposal
           of capital assets   (32,900)           -             -          (32,900)            -             -
     Net change in operating
       assets and liabilities   24,363       108,201        69,451         226,167        (40,220)       (38,716)
-----------------------------------------------------------------------------------------------------------------
                              (688,303)     (547,996)   (1,141,431)     (1,239,704)    (1,205,801)    (2,036,184)
Cash flows from financing
 activities:
     Proceeds from issuance
       of share capital        360,000       109,091            -        1,479,000        848,364      4,000,000
     Share issue costs         (47,104)       (3,274)      (10,338)        (62,104)       (46,265)      (350,365)
     Repayment of notes
       payable                (396,775)           -             -         (396,775)            -        (346,428)
     Issuance of notes
       payable                 364,517       396,775            -          364,517        396,775             -
-----------------------------------------------------------------------------------------------------------------
                               280,638       502,592       (10,338)      1,384,638      1,198,874      3,303,207
Cash flows from investing
  activities:
     Additions to capital
       assets                  (53,702)      (94,389)     (108,198)       (151,738)      (149,081)      (165,312)
     Proceeds on disposal
       of capital assets        32,900            -             -           32,900            250             -
-----------------------------------------------------------------------------------------------------------------
                               (20,802)      (94,389)     (108,198)       (118,838)      (148,831)      (165,312)

-----------------------------------------------------------------------------------------------------------------
Net (decrease) increase
    in cash                   (428,467)     (139,793)   (1,259,967)         26,096       (155,758)     1,101,711

Cash, beginning of period      943,550       549,746     2,811,041         488,987        565,711        449,363

-----------------------------------------------------------------------------------------------------------------
Cash, end of period         $  515,083    $  409,953  $  1,551,074   $     515,083   $    409,953   $  1,551,074
=================================================================================================================

Supplemental disclosure to
  statements of cash flows:
     (a) Interest paid      $   23,459    $    1,326  $      1,018   $      25,737   $      2,861   $      2,850
     (b) Non-cash
           transactions:
         Acquisition of
           Serex, Inc. by
           issuance of
           common shares            -             -             -            3,098             -       1,319,997
         Shares issued for
           services             32,420            -             -           32,420             -              -

================================================================================================================

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer's disease. The Corporation also markets NicAlertTM and NicoMeterTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer's disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

     Since 1989, the Corporation's activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

     The Corporation is listed on the NASDAQ Stock Market.

1.   Basis of presentation:

     (a) Interim financial statements:

         The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at June 30, 2002 and the unaudited consolidated statements of operations, deficit and cash flows for the three- and six-month periods ended June 30, 2002, 2001 and 2000 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The Corporation's revenues and expenses are subject to seasonal variations. Consequently, the results for any quarter are not traditionally indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2001. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2001.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


1.   Basis of presentation (continued):

     (b) New accounting standards:

         (i)  Stock-based compensation:

              Effective January 1, 2002, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, be accounted for using the fair value method. For all other stock-based employee compensation awards, the CICA has not prescribed specific methods, and therefore the Corporation has chosen to continue to follow its existing policy of using the settlement method of accounting as permitted under the new standard. Under this method, no compensation expense is recognized when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital.

              The new standard requires that the Corporation disclose the pro forma effect of accounting for all stock-based awards granted during the three- and six-month periods ended June 30, 2002 under the fair value-based method. As no options were granted during these periods, no such disclosure was required.

              There is no impact on the Corporation's consolidated financial position, results of operations and cash flows as a result of adopting these recommendations.

         (ii) Goodwill and other intangible assets:

              Effective January 1, 2002, the Corporation adopted the new recommendations of the CICA, Handbook Section 3062, with respect to the accounting for goodwill and other intangible assets. The standard changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, the standard requires acquired intangible assets to be separately recognized if the benefit of the intangible assets is obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


1.   Basis of presentation (continued):

     (b) New accounting standards (continued):

         (ii) Goodwill and other intangible assets (continued):

              There was no impact on the Corporation's consolidated financial position, results of operations and cash flows as a result of adopting these recommendations. In addition, there has been no change in the estimated useful life of the other intangible assets which continue to be amortized using the straight-line method at the following annual rates:

--------------------------------------------------------------------------------

              Intellectual property rights                        10%
              Patents                                        17 years

--------------------------------------------------------------------------------


2.   Share capital:

     (a) Share capital transactions during the period were as follows:

---------------------------------------------------------------------------------------------------------------
                                                                                   Number              Dollars
---------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2001                                            22,297,525       $   25,376,557

         Issued for cash pursuant to private placements                           359,074            1,479,000

         Issued to acquire additional shares of Serex, Inc. (i)                       932                3,098

         Issued in exchange for pre-clinical services (ii)                          7,923               32,420

---------------------------------------------------------------------------------------------------------------
         Balance, June 30, 2002                                                22,665,454      $    26,891,075
===============================================================================================================

         (i) During the period, the Corporation issued 932 common shares and 574 Series J warrants to purchase an additional 5,000 shares of Serex, Inc. that it did not previously own. The Corporation owns approximately 98% of Serex, Inc. The warrants are exercisable at $3.70 per share and expire on July 31, 2005.

         (ii) During the period, the Corporation issued 7,923 common shares as payment for certain services totalling $32,420.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

2.   Share capital (continued):

     (b) The costs incurred in connection with the common stock purchase agreement described in note 6 (c) of the Corporation's annual consolidated financial statements, were accounted for as deferred share issuance costs to be amortized to the deficit over the thirty-month draw-down period. Amortization is calculated for each draw-down based on the percentage of the actual draw-down over the total facility. During the period, the Corporation wrote off against earnings deferred share issuance costs in the amount of $70,796 for the portion of the facility that can no longer be utilized by the Corporation. The facility expires in January 2003.

3.   Canadian/US Reporting Differences:

     (a) Consolidated statements of operations:

         The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

----------------------------------------------------------------------------------------------------------------
                                  Three months ended June 30,                Six months ended June 30,
-----------------------------------------------------------------  ---------------------------------------------
                               2002          2001          2000            2002           2001           2000
----------------------------------------------------------------------------------------------------------------

Net loss, Canadian GAAP   $ (843,578) $   (753,857) $ (1,255,576)  $  (1,726,595)  $ (1,358,123)  $ (2,090,596)

Adjustments:
     Amortization of
       patents (i)             2,354         2,352         2,343           4,707          4,705          4,392
     Stock-based
       compensation
       options granted to
       non-employees (ii)    (10,285)         (285)           -          (20,570)       (15,595)            -
----------------------------------------------------------------------------------------------------------------
                              (7,931)        2,067         2,343         (15,863)       (10,890)         4,392

----------------------------------------------------------------------------------------------------------------
Net loss, U.S. GAAP       $ (851,509) $   (751,790) $ (1,253,233)  $  (1,742,458)  $ (1,369,013)  $ (2,086,204)
================================================================================================================

----------------------------------------------------------------------------------------------------------------
Loss per share, U.S. GAAP $   (0.04)  $      (0.03) $      (0.06)  $      (0.08)   $      (0.06)  $      (0.10)
================================================================================================================

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

3.   Canadian/US Reporting Differences (continued):

     (b) Consolidated shareholders' equity:

         The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

--------------------------------------------------------------------------------------------------------
                                                                         June 30,         December 31,
                                                                             2002                 2001
--------------------------------------------------------------------------------------------------------
         Shareholders' equity, Canadian GAAP                        $   2,370,567        $   2,644,748

         Adjustments:
              Amortization of patents (i)                                (133,828)            (138,535)
              Stock-based compensation - options granted to
                non-employees (ii):
                  Cumulative compensation expense                      (1,281,153)          (1,260,583)
                  Additional paid-in capital                            1,333,716            1,313,146
              Change in reporting currency (iii)                          (62,672)             (62,672)
--------------------------------------------------------------------------------------------------------
                                                                         (143,937)            (148,644)

--------------------------------------------------------------------------------------------------------
         Shareholders' equity, U.S. GAAP                            $   2,226,630        $   2,496,104
========================================================================================================

(i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, the patents are amortized over the remaining patent life commencing in the year of commercial production of the developed products.

(ii) In accordance with APB Opinion 25, Accounting for Stock Issued to Employees, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

(iii) The Company adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all periods presented have been translated into US dollars at the ending exchange rate for the respective period and the statement of operations at the average exchange rate for the respective period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

4.   Segment disclosures:

     Geographic segment information is as follows:

--------------------------------------------------------------------------------
                                                                       United
                                                  Canada               States
--------------------------------------------------------------------------------

     Revenues:
         2002                                 $    3,772        $     235,263
         2001                                     41,739              187,585
         2000                                     34,232               73,488

     Net loss:
         2002                                 (1,417,277)            (309,318)
         2001                                 (1,063,458)            (294,665)
         2000                                 (1,247,918)            (842,678)

     Capital assets:
         June 30, 2002                         3,053,849              282,103
         December 31, 2001 (audited)           3,086,869              284,655

     Total assets:
         June 30, 2002                         3,542,399              676,592
         December 31, 2001 (audited)           3,629,455              562,786
--------------------------------------------------------------------------------

5.   Contingencies:

     (a) Litigation:

         A shareholder has served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a 2000 private placement agreement and to damages of $4,000,000 for lost opportunity to sell these shares. The Corporation believes that the shareholder's interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

     (b) Demand for arbitration:

         In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney's fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. The Corporation believes these claims are without merit and intends to defend the matter vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


6.   Subsequent event:

     In July 2002, the Corporation completed a private placement and issued 86,000 common shares for gross proceeds of $403,000.